Exhibit 99.1

IM Cannabis Common Shares Commence Trading on Consolidated Basis After 1 for 10 Reverse Stock Split

GLIL YAM, Israel, November 17, 2022 -- IM Cannabis Corp. (“IMC” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced today that  further to the press release dated November 14, 2022, all of its issued and outstanding common shares (“Common Shares”) began trading on the Canadian Securities Exchange (the “CSE”) and the Nasdaq Capital Market (“NASDAQ”) on a post-consolidation basis on November 17, 2022.

On November 14, 2022, the Company announced that the Common Shares would be consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the "Share Consolidation"). The Company’s shareholders approved the Share Consolidation at the Company’s annual general and special meeting of shareholders held on October 20, 2022. The Share Consolidation is intended to increase the trading price of the Common Shares to enable the Company to satisfy the minimum bid price requirement for continued listing on the NASDAQ. The Company's post-Share Consolidation Common Shares will continue to trade on the CSE and NASDAQ under the same symbol, "IMCC". The new CUSIP and ISIN numbers for the post-consolidated Common Shares are 44969Q307 and CA44969Q3070, respectively.

The Share Consolidation has reduced the number of existing Common Shares from 75,695,325 Common Shares to approximately 7,569,526 Common Shares, subject to adjustments for rounding purposes. A letter of transmittal was sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter instructs registered shareholders on how to exchange their share certificates or Direct Registration System (“DRS”) statements evidencing their pre-Share Consolidation Common Shares for new share certificates or DRS that represent the number of post-Share Consolidation Common Shares to which they are entitled. Following the Share Consolidation, any fractional interest in a Common Share that is less than 0.5 of a Common Share will be rounded down to the nearest whole Common Share and any fractional interest in a Common Share that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share. Proportionate adjustments will be made to the Company’s outstanding securities that are convertible, exchangeable or exercisable for Common Shares.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-Share Consolidation Common Shares. If you have questions in this regard, you are encouraged to contact your intermediary.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is an international cannabis company that operates in the three largest federally legal markets, providing premium products to medical patients in Israel and Germany, and to adult-use recreational consumers in Canada. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome Financial and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com